As filed with the Securities and Exchange Commission on June 2, 2005 Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM F-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

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RETALIX LTD.

(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 Zarhin Street

Ra'anana, 43000

Israel

(972) 9-776-6677

(Address and Telephone Number of Registrant's principal executive offices)

Retalix USA Inc.

6200 Tennyson Parkway, Suite 150, Plano, TX 75093

(469) 241-8400

(Name, address and telephone number of agent for service)

___________________________

Copies To:

Harvey E. Bines, Esq. Sullivan & Worcester LLP One Post Office Square Boston, MA 02109 Tel: 617-338-2800 Fax: 617-338-2880	Amir Tzafrir, Adv. Adam M. Klein, Adv. Goldfarb, Levy, Eran & Co. 2 Weizmann Street Tel Aviv 64239 Israel Tel: 972-3-608-9999 Fax: 972-3-608-9909

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Offering Price	Amount of Registration Fee

Ordinary shares, NIS 1.00 par value	161,032	$23.18	$3,732,721.76	$439.34

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices of the ordinary shares on the Nasdaq National Market on May 25, 2005. The ordinary shares we are registering are to be sold by selling shareholders, including affiliates. We will not receive any proceeds from the sale of shares by the selling shareholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 2, 2005

PROSPECTUS

RETALIX LTD.

161,032 Ordinary Shares

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The selling shareholders identified in this prospectus may from time to time offer up to an aggregate of 161,032 of our ordinary shares at such price or prices as each selling shareholder may, from time to time, determine. We will pay all expenses of registering the securities. We will not receive any proceeds from the sale of the ordinary shares. You should read this prospectus together with the additional information described under the heading "Incorporation of Certain Documents by Reference" before you invest.

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders ), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

Our ordinary shares are quoted on The Nasdaq National Market under the symbol "RTLX." Our ordinary shares are also traded on the Tel-Aviv Stock Exchange. On May 25, 2005 the last reported sale price of our ordinary shares was $23.11 per share on Nasdaq and 101.80 NIS per share on the Tel-Aviv Stock Exchange (which is equivalent to $23.30 per share, calculated using the exchange rate of $.2289 per NIS on such date).

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Investing in our ordinary shares involves significant risks. See "Risk Factors" beginning on page 4 of this prospectus to read about factors you should consider before purchasing our ordinary shares.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is                  .

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the shares the selling shareholders identified in this prospectus may offer. You should read both this prospectus together with the additional information described under the heading "Where You Can Find More Information."

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date, and you should not assume that the information in this prospectus is accurate as of any other date.

All references herein to "ordinary shares" refer to our ordinary shares, par value 1.0 New Israeli Shekels per share. References to "NIS" are to New Israeli Shekels. References to "dollars" or $ are to United States dollars.

THE COMPANY

We were incorporated on March 5, 1982, under the laws of the State of Israel. Both our legal and commercial name is Retalix Ltd.  In 2000, we changed our name from Point of Sale Ltd. to our current name. Our principal offices are located at 10 Zarhin Street, Ra'anana 43000, Israel, and our telephone number is +011-972-9-776-6677. Our U.S. agent is our subsidiary, Retalix USA Inc., located at 6200 Tennyson Parkway, Suite 150, Plano, TX 75024 and its telephone number is (469) 241-8400. Our website address is www.retalix.com. The information contained on, or linked from, our website is not a part of this prospectus.

We develop, market, sell and support a suite of enterprise-wide software products for the retail food industry aimed at automating retail store operations and integrating the dissemination of information throughout an enterprise. Our software solutions cover a wide range of retail applications, from easy-to-use, comprehensive point-of-sale and back office store systems through the corporate host system using client/server technology.

Unless the context otherwise requires, all references in this prospectus to "Retalix," "we," "our," "us" and the "Company" refer to Retalix Ltd. and its consolidated subsidiaries and all references to the "selling shareholders" refer to the selling shareholders identified in this prospectus or their pledgees, donees, transferees and successors in interest.

RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business

A continuation of the general deterioration of the economy worldwide could materially adversely affect the retail food industry, our primary target market, more intensely than other sectors, which would have a material adverse effect on our results of operations.

Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the performance of related services to the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. The general deterioration of the economy worldwide has resulted in a curtailment of capital investment by our existing and potential customers. The attacks on the United States on September 11, 2001 and subsequent terror attacks worldwide have caused a further decline in the global economy. As a result, many companies, including our existing and potential customers, have indicated that they plan to postpone or decrease further capital investment. A continued decline in capital expenditures by our existing and potential customers would reduce our sales and could result in pressure on our product prices, each of which would have a material adverse effect on our operating results.

Our business is subject to fluctuations in operating results, which could cause the price of our ordinary shares to decline.

Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control.  These factors include, among others:

•	the size, timing, terms and fluctuations of customer orders and rollout schedules;
•	the long sales cycle associated with certain of our software products;
•	the deferral of customer orders in anticipation of new software products or services from us or our competitors;
•	changes in pricing by us or our competitors;
•	the uncertainty regarding the adoption of our current and future products, including our relatively new Application Service Provider, or ASP, and e-market applications;
•	technical difficulties with respect to the use of software solutions and services developed by us; and
•	seasonality in customer purchasing and deployment patterns.

Based upon these and other factors, our quarterly operating results could fluctuate significantly in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our ordinary shares could decline.

Sales to large chains represent a significant portion of our revenues, and a significant reduction in project sales to these customers could significantly reduce our revenues.

Although in 2004, none of our customers accounted for more than 5% of our revenues, sales to national supermarket and convenience store chains typically are large in size and represent a significant portion of our revenues. Two of our customers each accounted for more then 5% of our revenues during 2002. Two of our customers (including one of the two mentioned in regard to 2002) accounted for more than 5% each of our revenues during 2003. We anticipate that sales to a few customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future. A significant reduction in sales to these large chains could significantly reduce our revenues.

Our gross margins may vary significantly or decline, adversely affecting our operating results.

Because the gross margins on product revenues are significantly greater than the gross margins on services and project revenues, our combined gross margin has fluctuated from quarter to quarter, and it may continue to fluctuate significantly based on our revenue mix between product revenues and services and project revenues. Our operating results in any given quarter may be adversely affected to the extent our gross margins decline due to our generating in that quarter a greater percentage than average of services and project revenues.

Our business will suffer to the extent that relatively new platforms such as the .Net platform or the J2EE platform or our products based on these platforms do not achieve market acceptance.

In 2003 and 2004, we began developing new versions of our products based on new platforms such as the Microsoft .Net platform and the J2EE platform. The risks of our commitment to these relatively new platforms include the following:

•	the possibility that prospective customers will refrain from purchasing the current versions of our products because they are waiting for the new platform versions;
•	the possibility that our beta customers with products based on new platforms will not become favorable reference sites;
•	the ability of the new platforms to support the multiple sites and heavy data traffic of our largest customers;
•	the ability of our development staff to learn how to efficiently and effectively develop products using the new platforms;
•	our ability to transition our customer base to the products based on the new platforms when these are available;
•	the ability of the new platforms to achieve market acceptance; and
•	the continued commitment of suppliers to enhancing and marketing the new platforms.

There can be no assurances that our efforts to develop new products using the new platforms will be successful. If the new platforms or the products we develop for the new platforms do not achieve market acceptance, it likely will have a material adverse effect on our business, operating results and financial condition.

Our software products might not be compatible with all major hardware and software platforms, which could inhibit sales and harm our business.

Any changes to third-party hardware and software platforms and applications that our products work with could require us to modify our products and could cause us to delay releasing a product until the updated version of that hardware and software platform or application has been released. As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications, which could inhibit sales of our products and harm our business. In addition, developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations. We must continually evaluate new technologies and implement into our products advanced technology. For example, in 2001 and 2002 we modified our software products to work with Windows XP Embedded and Linux open source operating systems, and in 2003 and 2004 we began investing in developing versions of our products based on the Microsoft .Net platform and the J2EE platform. Many existing and potential customers have not yet acquired these operating systems and we cannot assure you that these modifications will be successful. Moreover, if we fail in our product development efforts to accurately address in a timely manner evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.

We may have difficulty implementing our products, which could damage our reputation and our ability to generate new business.

Implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. In particular, we believe that the implementation of our enterprise management application suite can be longer and more complicated than our other applications as they typically:

•	appeal to larger retailers who have multiple divisions requiring multiple implementation projects;
•	require the execution of implementation procedures in multiple layers of software;
•	offer a retailer more deployment options and other configuration choices; and
•	may involve third party integrators to change business processes concurrent with the implementation of the software.

Delays in the implementations of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation. Significant problems implementing our software therefore can cause delays or prevent us from collecting fees for our software and can damage our ability to generate new business.

Our acquisition of existing businesses and our failure to successfully integrate theses businesses can disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

In January 2004, we acquired OMI International, Inc., or OMI, based in the United States, as well as DemandX Ltd., an Israeli corporation. Shortly thereafter we acquired the supply chain management distribution activities of OMI International Ltd. based in the United Kingdom. In August 2004, we acquired UNIT S.p.A. based in Italy. In April 2005, we acquired 73.4% of the issued and outstanding shares (on an as converted basis) of TCI Solutions, Inc., which we refer to in this Registration Statement as TCI Solutions (and we expect to acquire the remaining shares of TCI Solutions shortly), and substantially all of the assets of Integrated Distribution Solutions, L.L.C., or IDS. We intend to make future strategic acquisitions of complementary companies, products or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving the acquisition of TCI Solutions and OMI, and the acquisition of the assets of IDS and the activities of OMI International Ltd. Acquisitions involve numerous risks, including:

•	problems combining the acquired operations, technologies or products;
•	unanticipated costs or liabilities;
•	diversion of management's attention;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience; and
•	potential loss of key employees, particularly those of the acquired organizations.

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. Specifically, if we fail to integrate OMI's applications into our Supply Chain Management platform or develop a web-based version of OMI's applications, or TCI Solutions' applications into our Retail product offering, or IDS's applications into our Supply Chain Management product offering in a timely manner, we may be unable to fully realize the expected benefits of the related acquisitions. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

If we fail to successfully introduce new or enhanced products to the market, our business and operating results may suffer.

If we are unable to successfully identify and develop new products and new features for our existing products that are acceptable to our existing and target customers, our business and operating results will suffer. The application software market is characterized by:

•	rapid technological advances in hardware and software development;
•	evolving standards in computer hardware, software technology and communications infrastructure;
•	changing customer needs; and
•	frequent new product introductions and enhancements.

In addition, new product introductions and enhancements require a high level of expenditures for research and development, which adversely affects our operating results. Any products or enhancements we develop may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to successfully develop new products or enhance and improve our existing products or if we fail to position and/or price our products to meet market demand, our business and operating results will be adversely affected.

The markets in which we sell our products and services are competitive and increased competition could cause us to lose market share, reduce our revenues and adversely affect our operating results.

The market for retail food information systems is highly competitive. A number of companies offer competitive products that address our target markets. In addition, we believe that new market entrants may attempt to develop retail food information systems, and we are likely to compete with new companies in the future. With respect to our e-marketplace initiatives, the barriers are relatively low and competition from other established and emerging companies may develop in the future.  Some of our existing or potential competitors have greater financial, technical and marketing resources than we have.  As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. We also expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors. As a result, competitive pressures could cause us to lose market share and require us to reduce our prices and profit margins.  This could cause a decline in our revenues and adversely affect our operating results.

The long sales cycle for certain of our products could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. Even after this evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. The implementation process is also subject to delay. We cannot control these delays.  As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

•	the potential cancellation of orders based on customers' changing budgetary constraints;
•	the shift in orders expected in one quarter to another quarter because of the timing of customers' procurement decisions; and
•	the unpredictability of internal acceptance reviews.

These factors could cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

Our ASP business model is in an early stage of development and, if unsuccessful, our revenue growth could be adversely affected.

We are in the early stages of rolling-out our ASP application services to small chains and single store retailers through our two StoreNext joint ventures, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, and Store Alliance.com Ltd., which we refer to as StoreNext Israel. These applications have not been traditionally used by smaller retailers and if they do not accept them, our ASP initiatives may not succeed. Our services include head-office and back-office applications delivered via the Internet based on an ASP subscription fee pricing model. We have only recently begun charging users of our ASP services a subscription fee for reporting, analysis and merchandising services. In the future, we plan to offer additional services for a fee. We cannot be assured that these users will accept our pricing model. If we are unsuccessful in selling and marketing our ASP services to these retailers, our revenue growth could be adversely affected.

Insufficient or slower than anticipated demand for our ASP services could adversely affect our revenue growth.

We have incurred significant research and development expenses in connection with the development of our ASP initiatives. If significant demand fails to develop or develops more slowly than we anticipate, we may be unable to recover the expenses we have incurred and expect to incur in the further development of these initiatives. Any delay in or failure of the development of significant demand for our ASP services could cause our new business initiatives to fail. Even if significant demand does develop for our ASP services, the growth of our ASP services may erode parts of existing software sales revenue. Any of these factors could adversely affect our revenue growth.

If we are unsuccessful in establishing an e-marketplace, our revenue growth could be adversely affected.

In order for us to establish an e-marketplace for our ASP initiatives, we will need to generate a community of participating retailers sufficiently large to support such a marketplace. Even if we successfully establish such a community, we may not be able to establish an e-marketplace without partnering with strategic players in the supply chain arena. We cannot assure you that we will be able to establish such partnerships on terms that are commercially favorable to us, if at all. Even if we establish successful strategic partnerships, we will need to attract wholesalers and suppliers to our e-marketplaces. We cannot assure you that wholesalers and suppliers will choose to participate in our e-marketplaces. In addition, this is a new and unproven business model, and we cannot assure you that potential users of the e-market applications will use them. If we are unsuccessful in establishing an e-marketplace, our revenue growth could be adversely affected.

Our undertaking of joint management for the indirect sales channel for our software to Tier 3 and Tier 4 grocers in the U.S. market may prove less successful than the previous management by Fujitsu USA, which could adversely affect our revenues and operating results.

In 2002, we and Fujitsu USA established StoreNext USA, a joint venture to sell Retalix software and Fujitsu hardware to the Tier 3 and Tier 4 grocery sector in the United States. Sales to grocery stores in this sector are primarily made indirectly through regional dealers. We previously targeted this market segment by selling our software to Fujitsu USA, which then resold it to regional dealers and managed the dealer channel. As a result of the joint venture, we have jointly undertaken with Fujitsu USA direct responsibility for managing the dealer channel for this market segment. If our direct involvement in the management of the dealer channel proves less successful than the previous sole management of this channel by Fujitsu USA, our revenues could be adversely affected and our operating results may suffer.

Disruption of our ASP servers due to security breaches and system failures could harm our business and result in the loss of customers.

Our ASP infrastructure is vulnerable to security breaches, computer viruses or similar disruptive problems.  Our ASP servers provide access to and distribution of many of our enterprise software solutions, products and services to our ASP customers. Providing unimpeded access to our ASP servers is critical to servicing our ASP customers and providing superior customer service to them. These systems are also subject to telecommunications failures, power loss and various other system failures. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or cessation of operation of our ASP servers. Our inability to provide continuous access to our ASP servers could cause some of our customers to discontinue subscribing to our ASP and e-market applications and harm our business reputation.

We could be exposed to possible liability for supplying inaccurate information to our e-marketplace and ASP customers, which could result in significant costs, damage our reputation and decreased demand for our products.

The information provided in our e-market and ASP applications could contain inaccuracies. Dissatisfaction of the providers of this information or our customers with inaccuracies could materially adversely affect our ability to attract suppliers and new customers and retain existing customers.  In addition, we may face potential liability for inaccurate information under a variety of legal theories, including defamation, negligence, copyright or trademark infringement and other legal theories based upon the nature, publication or distribution of this information.  Claims of this kind could divert management time and attention and could result in significant cost to investigate and defend, regardless of the merits of any of these claims.  The filing of any claims of this kind may also damage our reputation and decrease demand for our products.

If our ASP products are unable to support multiple enterprises, our business could be harmed.

We might not succeed in adapting our software to support multiple enterprises as the number of users of our ASP services increase. As part of our strategy to sell our software products and services to small chains and single store food retailers, we recently rolled-out our ASP initiatives and we are in the process of adapting our software products to a browser-based environment in order to reduce the costs associated with our enterprise software solutions.  As we add customers to our ASP initiatives, our software will need to be robust enough to support, from a single data center, our growing customer base. The failure of our ASP service to support multiple enterprises could harm our business and operating results.

Errors or defects in our software products could diminish demand for our products, injure our reputation and reduce our operating results.

Our software products are complex and may contain errors that could be detected at any point in the life of the product. We cannot assure you that errors will not be found in new products or releases after shipment. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our operating results could be adversely affected.

Errors or defects in our software products or other vendors' products with which our products are integrated could adversely affect the market acceptance of our products and expose us to product liability claims from our customers.

Because our products are generally used in systems with other vendors' products, they must integrate successfully with these existing systems. As a result, when problems occur in a system, it may be difficult to identify the product that caused the problem. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development efforts to address errors or defects detected. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays. In addition, if software errors or design defects in our products cause damage to our customers' data, we could be subject to liability based on product liability claims. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in jurisdictions where we operate. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

If we fail to manage our growth effectively, our business could be disrupted, which could harm our operating results.

Our rapid expansion has placed, and is likely to continue to place, a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial and accounting systems. We are undergoing rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations, due, in part, to several acquisitions we made in 1999, 2000, 2001 2004 and 2005. For example, we had 178 employees on January 1, 1999 and 920 employees on December 31, 2004. As a result of our acquisitions of TCI Solutions and IDS in April 2005, we have added an additional 265 employees. Any failure to manage growth effectively could disrupt our business and harm operating results.

We are dependent on key personnel to manage our business, the loss of whom could negatively affect our business.

Our future success depends upon the continued services of our executive officers, and other key sales, marketing, manufacturing and support personnel. In particular, we are dependent on the services of Barry Shaked, our President, Chief Executive Officer and Chairman of our Board of Directors. We do not have "key person" life insurance policies covering any of our employees. Any loss of the services of Mr. Shaked, our executive officers or other key personnel could adversely affect our business.

If we are unable to attract, assimilate or retain qualified personnel, our ability to manufacture, sell and market our products could be adversely impacted.

The success of our business depends on our ability to attract and retain highly qualified engineers and sales and marketing personnel. Competition for highly-skilled engineers and sales and marketing personnel is intense in our industry, and we may not be successful in attracting, assimilating or retaining qualified engineers and sales and marketing personnel to fulfill our current or future needs.  This could adversely impact our ability to manufacture, sell and market our products.

Antitrust scrutiny of e-marketplace initiatives may adversely affect our business.

The establishment and operation of e-marketplace initiatives may raise issues under various countries' antitrust laws.  To the extent that antitrust regulators take adverse action with respect to business-to-business e-commerce exchanges or establish rules or regulations governing these exchanges, or that there is a perception that regulators may do any of the foregoing, the establishment and growth of our e-marketplace initiatives may be delayed, which may adversely affect our business.

Because we operate in international markets, we are subject to additional risks.

We currently sell our software products and ASP services in a number of countries and we intend to enter additional geographic markets.  Our business is subject to risks, which often characterize international markets, including:

•	potentially weak protection of intellectual property rights;
•	economic and political instability;
•	import or export licensing requirements;
•	trade restrictions;
•	difficulties in collecting accounts receivable;
•	longer payment cycles;
•	unexpected changes in regulatory requirements and tariffs;
•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;
•	fluctuations in exchange rates; and
•	potentially adverse tax consequences.

Our business and operating results could be harmed if we fail to protect and enforce our intellectual property rights.

The laws of some countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights, increasing the possibility of piracy of our technology and products.  We currently have no patents or patent applications pending.  We rely on a combination of trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.  Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology.

It may be necessary to litigate to enforce our copyrights and other intellectual property rights, to protect our trade secrets or to determine the validity of and scope of the proprietary rights of others.  Such litigation can be time consuming, distracting to management, expensive and difficult to predict.  Our failure to protect or enforce our intellectual property could have an adverse effect on our business and results of operation.

Our technology may infringe on the intellectual property rights of third parties and we may lose our rights to it, which would harm our business.

We may be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. It is possible that we will inadvertently violate the intellectual property rights of other parties and that other parties will assert infringement claims against us. If we violate the intellectual property rights of other parties, we may be required to modify our products or intellectual property or obtain a license to permit their continued use. Any future litigation to defend ourselves against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail, and a determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products. If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later then the end of our 2006 fiscal year. We have only recently begun to evaluate whether our existing internal control over financial reporting systems is compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We estimate that this process may take between six to twelve months to complete. We may experience higher than anticipated operating expenses and fees in this context and we may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Related To Our Location In Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

Our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has negatively influenced Israel's relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets where we can sell our products.  Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

Our operations could be disrupted by the absence for significant periods of one or more of our executive officers, key employees or a significant number of other employees because of military service.  Some of our executive officers and the majority of our male employees in Israel are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual's age and prior position in the army.  In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time.  Any disruption in our operations as the result of military service by key personnel could harm our business.

Because some of our financial assets and liabilities are denominated in non-dollar currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro, and because our financial results are measured in dollars, our results of operations could be harmed, as a result of strengthening or weakening of the dollar compared to these other currencies.

We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but some of our expenses such as salaries or hardware costs are generated in other currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations.  Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies.

In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time our non-dollar assets are not totally offset by non-dollar liabilities. Due to the fact that our financial results are measured in dollars, our results could be harmed as a result of strengthening or weakening of the dollar compared to these other currencies. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

Since a considerable portion of our expenses such as employees' salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar.  As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2003 and 2004, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We currently participate in or receive tax benefits from government programs.  These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law, in respect of our production facilities that are designated as "Approved Enterprises," the cessation of which could adversely affect our results of operations.  Our cumulative tax benefits resulting from our Approved Enterprises for the years 2002, 2003 and 2004, net of other tax effects, were approximately $443,000, $365,000 and $592,000, respectively. For more information on this law and our Approved Enterprises, see "Item 10E – Taxation" of our Annual Report on Form 20-F for the year ended December 31, 2004, under the caption "Israeli Taxation—Law for the Encouragement of Capital Investments, 1959." To maintain our eligibility for these tax benefits, we must continue to meet several conditions, including among others, making required investments in property, plant and equipment, and continuing to manufacture in Israel. If we fail to comply with these conditions in the future, the tax benefits we received could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the benefits received with interest and penalties.  In addition, an increase in our manufacturing outside of Israel may be construed as a failure to comply with these conditions. On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law. Generally, under the amendment, the new alternative routes granting tax benefits are defined according to types of investments. In addition, under the amendment, the routes granting tax benefits are no longer pre-approved. The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004 in which case the provisions of the amendment will not apply.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. It has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of this amendment to the Stamp Duty Law and of the actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed during or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, there could be a material adverse effect on our results of operations.

In January 2005, an order was signed that cancelled the requirement to pay stamp duty as of January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among other documents, loan agreements.

Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

We have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry Trade and Labor of the Government of Israel in an aggregate amount of approximately $4.1 million through December 31, 2004.  According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee.  As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee and we are prohibited from transferring such technology to third parties outside Israel, except under limited exemptions pursuant to an amendment to the law effective June 7, 2005.  Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts such as, the confidentiality of certain commercial information or a company's intellectual property. We currently have non-competition clauses in the employment agreements of most of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. In the event that any of our employees choose to work for one of our competitors, we may be unable to prevent that competitor from benefiting from the expertise such former employee obtained from us, if we cannot demonstrate to the court that such former employee breached a legitimate interest recognized by a court and that we suffered damage thereby.

It could be difficult to enforce a U.S. judgment against our officers, our directors and us.

We are incorporated in the State of Israel.  A substantial number of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it could be difficult to enforce a judgment obtained in the United States against us or any of these persons.  For more information, see the discussion under the section entitled “Enforceability of Civil Liabilities.”

Provisions of Israeli law could delay, prevent or make difficult a change of control, and therefore depress the price of our shares.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law – 1999, or the Companies Law, generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days' notice. A merger may not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Risks Related to Our Ordinary Shares

Our stock price has fluctuated and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the price of shares of other technology companies, has been volatile.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	announcements concerning us or our competitors;
•	changes in pricing policies by us or our competitors;
•	general market conditions, and changes in market conditions in our industry; and
•	the general state of the securities market.

In addition, trading in shares of companies listed on The Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchaser are willing to pay for our ordinary shares.

Substantial future sales of our ordinary shares may depress our share price.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding employee options, or if the perception exists that we or our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  In April 2004, we registered on a "shelf" registration statement with the Securities and Exchange Commission, or SEC, 4,100,000 of our ordinary shares, of which we sold 3,450,000 in a public offering in May 2004. In addition, we issued an aggregate of 1,213,094 of our ordinary shares in connection with two acquisitions in April 2005. If we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more outstanding shares could reduce the amount purchasers are willing to pay for our ordinary shares. Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the Nasdaq National Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is effected in different currencies (dollars on the Nasdaq National Market, and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We may need additional financing, which could be difficult to obtain on acceptable terms or at all, and which if not obtained may have an adverse effect on our business.

In addition to the proceeds of our May 2004 offering of ordinary shares, we may need to raise additional funds in the future and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our shareholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could adversely impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a material adverse effect on our business.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on March 22, 2004 (SEC File No. 000-29742);
•	Our report on Form 6-K furnished to the SEC on March 24, 2005;
•	The press releases attached as Exhibits 2 and 3 to our report on Form 6-K furnished to the SEC on April 4, 2005;
•	The financial statements for the period ended March 31, 2005, contained in Exhibit 1 to our report on Form 6-K furnished to the SEC on May 26, 2005;
•	Our report on Form 6-K furnished to the SEC on June 2, 2005; and
•

The description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the SEC on June 15, 1998, including any amendment or report filed for the purpose of updating this description.

We also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F and all of our subsequent reports on Form 6-K under the Securities Exchange Act of 1934 submitted to the SEC that we specifically identify in such form as being incorporated by reference into this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to Retalix Ltd., 10 Zarhin Street, Ra'anana 43000 Israel, Attention: Investor Relations. Our phone number is +011-972-9-776-6677.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 and federal securities laws. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions are intended to identify forward-looking statements. These statements reflect our views, current as of the time expressed, with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based. To the extent forward-looking statements that we incorporate by reference express views as to particular events, conditions or circumstances that may conflict or be inconsistent with each other, the most recent such statement supersedes earlier views.

SELLING SHAREHOLDERS

We understand that the selling shareholders named below may sell some or all of the ordinary shares listed below. These shares are held by them or registered in their name as of the date of this prospectus. Except as indicated below, to our knowledge, none of the selling shareholders is a director, officer, consultant or holder of 10% or more of our shares, or a broker-dealer or an affiliate of a broker-dealer. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder. The numbers set forth below include certain shares held by the selling shareholders. Because the selling shareholders may sell all, some or no portion of the ordinary shares beneficially owed by them, we cannot estimate either the number or percentage of ordinary shares that will be beneficially owned by the selling shareholders following this prospectus. We believe that the selling shareholders have sole voting and investment powers over their ordinary shares, except as indicated below.

Name	Relationship With Us Within Past 3 Years	Total Amount Beneficially Owned	Percentage Beneficially Owned Prior to the Offering	Amount to Be Offered for the Selling Shareholder's Account(**)	Amount Beneficially Owned After the Offering	Percent Beneficially Owned After the Offering
Wolfgang J. Bauscher 13 Bromley Drive Blue Bell, PA 19422	Shareholder	4,444	(*)	4,444	–	–
Victor J. Hamilton 13311 Binney Street Omaha, Nebraska 68164	Shareholder, Director, and President of Retalix SCM, Inc.	43,411	(*)	43,411	–	–

Michael J. Kravchuk 241 South 89th Street Omaha, Nebraska 68114	Shareholder	21,705	(*)	21,705	–	–

George E. Marin 1849 Hood Lane Maple Glen, Pennsylvania 19002	Shareholder	47,534	(*)	47,534	–	–

Roy K. Munnelly 13 Hackney Way Harleysville, Pennsylvania 19438	Shareholder	5,079	(*)	5,079	–	–

Caroline Pugmire 18118 Ontario Street Omaha, Nebraska 68130	Shareholder	9,744	(*)	9,744	–	–

Noel P. Sheridan 1327 Stoney River Drive, Ambler Pennsylvania 19002	Shareholder	6,348	(*)	6,348	–	–

Morgan E. Strattan 3424 North 140th Street, Omaha Nebraska 68164	Shareholder	13,023	(*)	13,023	–	–

Thomas M. Waples 4719 Walnut Street Omaha, Nebraska 68106	Shareholder	9,744	(*)	9,744	–	–

Except as noted above and subject to applicable community property laws each person or entity named in the table has sole voting power with respect to all ordinary shares listed as owned by that person or entity.

(*) Less than 1% of our ordinary shares.

(**) Assumes the sale of all shares registered for the account of the selling shareholders. The selling shareholders may sell all, some or no portion of the ordinary shares registered hereunder.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

PRICE RANGE OF OUR SHARES

Our ordinary shares have been quoted on the Nasdaq National Market under the symbol "RTLX" since July 1998. Our ordinary shares have also been quoted on the Tel Aviv Stock Exchange since November 1994.

The following table sets forth, for the last six months, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low
November 2004	$20.35	$18.15
December 2004	22.15	19.10
January 2005	23.92	20.72
February 2005	23.99	21.50
March 2005	25.89	23.55
April 2005	24.00	23.17

The following table sets forth, for the periods indicated, the high and low closing prices in New Israeli Shekels, or NIS, of our ordinary shares on the Tel Aviv Stock Exchange.

	High	Low
November 2004	NIS 89.49	NIS 80.82
December 2004	95.33	83.81
January 2005	104.10	94.88
February 2005	103.90	95.21
March 2005	112.90	101.60
April 2005	105.30	102.00

SHARE CAPITAL

Our registered share capital consists of a single class of 25,000,000 ordinary shares, par value NIS 1.00 per share. As of March 31, 2005, we had outstanding 17,742,529 ordinary shares, and stock options to purchase an aggregate of 2,659,978 ordinary shares at a weighted average exercise price of $15.67, with the latest expiration date of these options being December 31, 2008 (of which options to purchase an aggregate of 1,600,411 ordinary shares were exercisable as of March 31, 2005). Our shareholders do not have preemptive rights.

The following is a summary of changes in our share capital in the three years preceding the date of this prospectus:

Pursuant to a resolution of our board of directors dated January 1, 2003, we issued to a shareholder of PalmPoint Ltd. 13,339 of our ordinary shares, in consideration for 3.8% of the issued and outstanding shares of PalmPoint Ltd.

Pursuant to a resolution of our board of directors dated December 31, 2003, we issued to shareholders of OMI, 226,040 of our ordinary shares, as part of the consideration paid in connection with the acquisition of all the issued and outstanding shares of OMI.

Pursuant to a resolution of our board of directors adopted on April 1, 2005, we issued to IDS and its members, 497,364 of our ordinary shares, as partial consideration paid in connection with the acquisition of substantially all of the business assets of IDS.

Pursuant to a resolution of our board of directors adopted on April 1, 2005, we issued to certain stockholders of TCI Solutions, 715,730 of our ordinary shares, as partial consideration paid in connection with the acquisition of their 73.4% interest (on an as-converted basis) of the issued and outstanding shares of TCI Solutions.

From time to time during the three years preceding the date of this prospectus, we have issued ordinary shares as a result of exercises of options granted under our share option plans.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005:

As of March 31, 2005
Dollars in thousands
Cash, cash equivalents, short-term bank deposits, marketable securities and non-current marketable securities-bonds	$112,838

Short term debt	$ 9,688
Long term debt	$1,427
Total debt	$11,115

Share capital – ordinary shares of NIS 1.00 par value (authorized: 25,000,000 shares; issued and outstanding: 17,742,529 shares)	$4,755
Additional paid-in capital	$118,364
Retained earnings	$38,407
Accumulated other comprehensive income	$69
Total shareholders' equity	$161,595

Total capitalization	$172,710

The foregoing information excludes 2,659,978 ordinary shares issuable, as of March 31, 2005, upon the exercise of options granted under our share option plans.

DIVIDEND POLICY

Since 1995, we have not paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. The Israel Companies Law restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs. In the event cash dividends are declared by us, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

PLAN OF DISTRIBUTION

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders ), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;
•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;
•	ordinary brokerage transactions and transactions in which the broker solicits purchases;
•	privately negotiated transactions;
•	short sales;
•	through the writing of options on the securities, whether or not the options are listed on an options exchange;
•	through the distribution of the securities by any selling shareholder to its partners, members or stockholders;
•	one or more underwritten offerings on a firm commitment or best efforts basis;
•	any combination of any of these methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling shareholders may also transfer the securities by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. As and when a selling shareholder takes such actions, the number of securities offered under this prospectus on behalf of such selling shareholder will decrease. The plan of distribution for that selling securityholder's securities will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling shareholders' securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling shareholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The securities offered hereby were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling shareholders have sold all of the securities under Rule 144 or are otherwise eligible for sale under Rule 144 without regard to the volume limitations provided by such Rule. We have agreed to pay all registration expenses in connection with this offering.

We will not receive any proceeds from sales of any securities by the selling shareholders.

We cannot assure you that the selling shareholders will sell all or any portion of the securities offered hereby.

The following table sets forth the fees and expenses payable by us in connection with the registration of our ordinary shares under the registration statement to which this prospectus relates:

Securities and Exchange Commission Filing Fee	$439.34
Accounting Fees and Expenses	*$100,000.00
Legal Fees and Expenses	*$15,000.00
Miscellaneous Fees and Expenses	*$3560.66
Total	$119,000.00

* Estimated

LEGAL MATTERS

Certain legal matters with respect to Israeli law, including the validity of the offered shares, will be passed upon for us by our Israeli counsel, Goldfarb, Levy, Eran & Co. Sullivan & Worcester LLP has acted as our U.S. counsel in connection with the filing of the registration statement to which this prospectus relates.

EXPERTS

The consolidated financial statements of Retalix as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2004, except as they relate to certain consolidated subsidiaries, have been so incorporated in reliance on the audit report of Kesselman & Kesselman, an independent registered public accounting firm and a member of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the certain consolidated subsidiaries referred to above, not separately presented in such Annual Report, whose assets constituted approximately 25.6% and 24.1% of our total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues constituted approximately 42.8%, 31.7% and 35.2% of our total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively, and the financial statements of a certain associated company, our interest in which, as reflected in the balance sheet was approximately $119,000 and $53,000 as of December 31, 2004 and 2003, respectively, and our share of excess of loss over profits, which was a net amount of approximately $137,000 and $90,000 for the years ended December 31, 2004 and 2003, respectively, have been audited by other independent auditors whose reports have also been incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2004, and have been so incorporated in reliance on such reports given on the authority of such firms as experts in auditing and accounting.

The financial statements of IDS, as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference to our report on Form 6-K furnished to the SEC on June 2, 2005, have been so incorporated in reliance on the audit report of BKD, LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of TCI Solutions, Inc. for the year ended December 31, 2004, incorporated in this prospectus by reference from our Report on Form 6-K for the month of June, 2005 (report no. 1), have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Retalix USA Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this prospectus or any purchase or sale of securities in connection with this prospectus.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Israeli Companies Law – 1999, as amended (the "Companies Law"), permits a company to exempt from liability an office holder for the breach of his or her duty of care towards the company (except in connection with distributions), but not for the breach of his or her duty of loyalty. The aforementioned exemption from the breach of the duty of care can also be made in advance, if the company's articles of association include a provision permitting this.

According to the Companies Law, a company is entitled, if its articles of association so provide, to indemnify an office holder for the following liability or expenses borne by him or her as a result of an act performed in his or her capacity as an office holder:

(1) a financial obligation imposed upon him or her in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court, which indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking to indemnify is limited to events that the board of directors believes are foreseeable in light of actual operations at the time of providing the undertaking and to a sum or criterion that the board of directors determines to be reasonable under the circumstances;

(2) reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or

(3) reasonable litigation expenses, including attorneys' fees, expended by an office holder or charged to him or her by a court, in a proceeding instituted against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge in which he or she was convicted of a criminal offense that does not require proof of criminal intent.

The term "office holder" is defined as a director, general manager, chief business manager, vice general manager, executive vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of the foregoing, without regard to such person's title.

According to the Companies Law, a company is entitled, if an appropriate provision is included in its articles of association, to obtain an insurance policy for the liability of an office holder for an act performed by such person in his or her capacity as an office holder with respect to:

(1) a breach of the office holder's duty of care towards the company or another;

(2) a breach of the office holder's duty of loyalty towards the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company; or

(3) a financial obligation imposed upon him or her in favor of another person.

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

(1) a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

(2) a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

(3) any act or omission done with the intent to derive an illegal personal benefit; or

(4) any fine levied against the office holder.

The foregoing summary of the provisions of the Companies Law reflects an amendment thereto that came into effect in March 2005. We intend to amend the corresponding provisions of our articles of association, which are summarized below, in accordance with such amendments to the Companies Law.

The articles of association of Retalix provide that, subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under applicable law, the company may resolve to exempt in advance an office holder from all or part of his or her responsibility or liability for damages caused to the company due to a breach of such office holder's duty of care towards the company.

The articles of association of Retalix provide that, subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under applicable law, the company may indemnify an office holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such office holder in his or her capacity as an office holder of the company:

(1) a monetary liability imposed on an office holder pursuant to a judgment in favor of another person, including a judgment imposed on such office holder in a settlement or in an arbitration decision that was approved by a court of law; and

(2) reasonable legal expenses, including attorney's fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by the company, on its behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of criminal intent.

Retalix may provide the foregoing indemnification (a) retroactively and (b) as a commitment in advance to indemnify an office holder, provided that such commitment shall be limited to:

(1) such events that in the opinion of the board of directors can be foreseen at the time the undertaking to indemnify is provided;

(2) to the amounts that the board of directors deems reasonable under the circumstances; and

(3) a total amount of indemnification (for all persons Retalix has resolved to indemnify for the matters and in the circumstances described herein) not to exceed, in the aggregate, one quarter (25%) of Retalix's total shareholders equity at the time of the actual indemnification.

The articles of association of Retalix provide that, subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, Retalix my enter into an agreement to insure an office holder for any responsibility or liability that may be imposed on such office holder in connection with an act performed by such office holder in his or her capacity as an office holder, with respect to each of the following:

(1) violation of the duty of care of the officeholder towards Retalix or towards another person;

(2) a breach of the fiduciary duty towards Retalix, provided, that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of Retalix; and

(3) a financial obligation imposed on the office holder for the benefit of another person.

The articles of association also provide that Retalix may not indemnify an office holder for, or procure insurance to cover, any of the following:

(1) a breach of an office holder's fiduciary duty, except if such office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of Retalix;

(2) a grossly negligent or intentional violation of an office holder's duty of care;

(3) an action intended to reap a personal gain illegally; and

(4) a fine or ransom levied on an office holder.

Retalix has purchased directors' and officers' liability insurance which will cover certain of the matters for which the office holders are indemnified.

Reference is made to the underwriting agreement to be filed or incorporated by reference in connection with any offering of shares pursuant to this prospectus which may contain certain provisions for the indemnification by the underwriters of Retalix, directors, officers, controlling persons and other office holders under certain circumstances.

ITEM 9. EXHIBITS

Exhibit No.		Description
2.1

Asset Purchase Agreement, dated April 1, 2005, among Retalix, Integrated Distribution Solutions, L.L.C. (“IDS”), certain owners of IDS, and Retalix SCM, Inc. (incorporated by reference to Exhibit 10.3 to our report on Form 6-K for the month of June, 2005 (report no. 1), dated June 2, 2005)

4.1		Form of Share Certificate. (previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-8948, and incorporated by reference herein)
4.2	*

Registration Rights Agreement, dated April 1, 2005, among Retalix, Retalix SCM, Inc., Integrated Distribution Solutions, L.L.C., H&S Computer Services, Data Tech Services, Inc., and certain owners of IDS.

5.1	*	Opinion of Goldfarb, Levy, Eran & Co.
23.1	*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, in connection with their report dated March 21, 2005.
23.2	*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in connection with their report dated January 23, 2005.
23.3	*	Consent of Nation Smith Hermes Diamond, an independent member of the BDO Seidman Alliance, in connection with their report dated March 7, 2005.
23.4	*	Consent of Nation Smith Hermes Diamond, an independent member of the BDO Seidman Alliance, in connection with their report dated March 31, 2004.
23.5	*	Consent of Nation Smith Hermes Diamond, an independent member of the BDO Seidman Alliance, in connection with their report dated February 1, 2003.
23.6	*	Consent of Deloitte & Touche LLP, in connection with their report dated April 15, 2005.
23.7	*	Consent of BKD, LLP, in connection with their report dated March 1, 2005.
23.8	*	Consent of Goldfarb, Levy, Eran & Co. (contained in Exhibit 5.1)
24.1	*	Power of Attorney. (included on signature page to Registration Statement)

*	Filed herewith.

ITEM 10. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) shall not apply to the extent: that the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section l5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section l5(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 8. Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra'anana, in the State of Israel, on June 2, 2005.

Retalix Ltd.

By:	/S/ Barry Shaked
Name:	Barry Shaked
Title:	President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Barry Shaked and Daniel Moshaioff and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 562(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ Barry Shaked	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 2, 2005
Barry Shaked
/S/ Daniel Moshaioff	Chief Financial Officer (Principal Financial and Accounting Officer)	June 2, 2005
Daniel Moshaioff

/S/ Brian Cooper	Director	June 2, 2005
Brian Cooper
/S/ Victor Hamilton	Director	June 2, 2005
Victor Hamilton

/S/ Sigal Hoffman	Director	June 2, 2005
Sigal Hoffman
/S/ Ilan Horesh	Director	June 2, 2005
Ilan Horesh
/S/ Elli Streit	Director	June 2, 2005
Elli Streit

/S/ Ian O'Reilly	Director	June 2, 2005
Ian O'Reilly

	Director	June 2, 2005
Amnon Lipkin-Shahak